Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

June 26, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Deborah O'Neal

Re:	The Lazard Funds, Inc Post-Effective Amendment No. 139 to Registration Statement on Form N-1A (Registration Nos.: 33-40682; 811-06312)

Ms. O'Neal:

On behalf of the above-referenced fund (the "Fund"), by June 29, 2020 we plan to file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 139 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement").

The Amendment relates to Post-Effective Amendment No. 136 ("Amendment No. 136") to the Registration Statement, filed on April 16, 2020, which was filed in order to add a new series to the Fund, Lazard US Sustainable Equity Portfolio (the "Portfolio"). The Amendment will respond to comments of the staff of the Commission (the "Staff") on the prospectus included in Amendment No. 136 that were provided by you via telephone on May 28, 2020 and June 24, 2020 to the undersigned and Andrew Hartman of this office. A correspondence filed with the Commission on June 23, 2020 responded to the comments provided on May 28, 2020. Set forth below is the further comment provided on June 24, 2020 and the Fund's response thereto.

For the convenience of the Staff, and for completeness purposes, the Staff's comment has been restated below in its entirety, and the response is set out immediately following the comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Staff Comment: We believe that a "Sustainable Investing Risk" factor needs to be added to the section "Summary Section—Principal Investment Risks."

Response: The following risk factor has been added to the Amendment in the section "Investment Strategies and Investment Risks—Investment Risks," with the first two sentences also added as "Sustainable Investing Risk" to "Summary Section—Principal Investment Risks":

Sustainable Investing Risk. The Portfolio’s performance is dependent upon, among other things, the success of its investment strategy as implemented by the Investment Manager (i.e., the performance of the investments purchased pursuant to the investment strategy). The Portfolio’s investment strategy focuses on investing in companies that satisfy the criteria for being considered a Sustainable Company (as described above), which may cause the Investment Manager to forgo investments for the Portfolio that the Investment Manager otherwise believes may be attractive but that are not considered to be Sustainable Companies. Investments in Sustainable Companies may perform differently than investments in other companies. As a result, the Portfolio may underperform funds that pursue a different investment strategy, such as a fund that does not focus on investing in Sustainable Companies.

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Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff's comments. Please telephone the undersigned at 212.969.3722, or Janna Manes of this office at 212.969.3363, if you have any questions.

Very truly yours,

/s/ Robert Spiro

Robert Spiro

cc:	Janna Manes Andrew E. Hartman

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